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107/1321

3-8-02

FORM 6-K

RECD S.E.C.
MAR 8 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Form 6-K dated March 8, 2002

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

Turkcell Iletisim Hizmetleri A.S.
(Translation of Registrant's Name Into English)

Turkcell Plaza
Mesrutiyet Caddesi No.153
80050 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

Enclosure: Press release reporting Year End 2001 Results dated March 7, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Turkcell Iletişim Hizmetleri A.Ş.

Date: March 8, 2002

By: ______________________

EKREM TOKAY

FINANCE DIRECTOR

TURKCELL

FOR IMMEDIATE RELEASE

TURKCELL ILETISIM HIZMETLERI A.S.
REPORTS YEAR END 2001 RESULTS

Remained fundamentally strong despite economic turmoil

Istanbul, Turkey, March 7, 2002 – Turkcell (NYSE:TKC, ISE:TCELL), (www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, today announced results as of and for the year ended December 31, 2001. All financial results in this press release are unaudited and reported in accordance with accounting principles generally accepted in the United States (US GAAP). The audited financial results for December 31, 2001 will be included in our annual report filed with the Securities and Exchange Commission on form 20-F later this year.

Highlights for 2001

1) Economic upheavals in Turkey lead to steep depreciation of the currency, lower purchasing power and a contraction in economic activity. In 2001, the Turkish Lira lost 114% of its value against the US dollar and gross national product decreased by approximately 8.5%.

2) The financial and operational results of Turkcell were adversely affected by economic developments in Turkey in 2001.

3) The subscriber base increased by 21% to 12.2 million at December 31, 2001 from 10.1 million at December 31, 2000 through the addition of approximately 2.1 million net new subscribers during 2001.

4) Turkcell received approximately $178 million from a rights issue completed in August 2001, which strengthened Turkcell's financial position in 2001 and indicated strong support from its shareholders.

5) Turkcell successfully repaid all of its debt obligations totaling approximately $650 million, including principal and interest, through operational cash flow and proceeds from the rights issue.

6) Despite the entry of two new operators into the Turkish mobile market, Turkcell's effective customer segmentation, tariff strategy and service quality has limited churn mainly to involuntary churn. Churn reached an annual rate of 13% for 2001.

7) Turkcell kept its bad debt level successfully under control during the economic crisis at 5% of total revenues.

8) Turkcell continued to introduce innovative services and launched new applications on its 2.5G network in 2001.

9) Turkcell had a cash position of $243 million at December 31, 2001 due to its improved cash flow during the second half of 2001.

10) The Board of Directors of Turkcell appointed Muzaffer Akpinar as Turkcell's new CEO, effective as of January 1, 2002.

Overview of Year 2001

The year 2001 was a difficult year worldwide as many countries faced recession. This resulted in difficulties and uncertainties in numerous industries including the global telecommunication industry, which made 2001 a difficult year for mobile telecom operators worldwide. These difficulties were compounded in Turkey by economic upheavals that lead to steep depreciation of the currency, decreased purchasing power and a contraction in economic activity.

In 2001 the Turkish Lira lost 114% of its value against the US dollar and gross national product decreased by approximately 8.5%. Consumer confidence, which was already shaken by the November 2000 financial crisis, sank to an unprecedented low in the first quarter of 2001 as the government abandoned the IMF-supported disinflation program and floated the Turkish Lira on February 21. In mid-April, the government announced a new economic program, which has provided hopes for a gradual recovery. The IMF supported the new economic program and in 2001 agreed to an approximately $14 billion aid package, bringing the total aid from the IMF since 1999 to approximately $30 billion. Turkey is going through structural transformation, and the dedication already demonstrated by political leaders is a positive sign in Turkey's progress. In the meantime, we believe that the slow recovery from crisis in Turkey will continue to have some negative impact on consumer spending and purchasing power.

During 2001, Turkcell focused on keeping its fundamentals strong. Turkcell managed the economic crisis with flexibility and sensitivity by taking decisive measures to control costs, raising tariffs in small increments throughout the year, remaining sensitive to customer expectations in order to keep up with the depreciation of the currency, and maintaining controlled growth in subscriber numbers. Nevertheless, Turkcell continued to strengthen its brand and the quality of its services, and maintained its leading market position in an increasingly competitive environment.

- Turkcell successfully repaid all of its debt obligations totaling approximately $650 million, including principal and interest, through operational cash flow in 2001 and proceeds from the rights issue completed in August 2001. Thanks to the strong support of its shareholders, Turkcell received approximately $178 million from the rights issue, which strengthened Turkcell's financial position in 2001.

- Turkcell maintained its unrivalled competitive position in the Turkish market despite the entrance of two new operators, Aria and Aycell, in 2001. Turkcell has an extensive subscriber base, excellent brand awareness, superior coverage and capacity, exciting services and a unique distribution network. The fact that Turkcell increased its subscribers to 12.2 million in 2001 reflects not only Turkcell's position as the market leader but also the opportunities for growth that exist despite the current macroeconomic challenges and the increased competition in the market.

- Subscriber growth continued throughout 2001, although at a lower rate than previous years due to the economic crisis. Turkcell continued to attract a steady stream of new subscribers through the year. In the last quarter of 2001, Turkcell acquired approximately 475,000 net new subscribers, raising the total number of its mobile subscribers to 12.2 million as of December 31, 2001. The overall subscriber base consisted of 4.6 million postpaid and 7.6 million prepaid subscribers on December 31, 2001. New gross subscribers acquired in 2001 consisted of 85% prepaid and 15% postpaid subscribers.

- The entry of two new operators into the Turkish mobile market during 2001 has had no significant impact on Turkcell's market position. Turkcell's effective customer segmentation and tariff strategy has limited churn mainly to involuntary, operator initiated disconnects due to non-payment of bills, which indicates Turkcell's successful handling of competition in the market. The annual churn rate reached 13% for 2001. Turkcell also kept its bad debt level, before deducting collections, successfully under control during the economic crisis at 5% of total revenues. Turkcell believes that it currently has an adequate bad debt provision in its financial statements for such non-payments.

- With the entry of two new GSM operators in the market, a national roaming discussion was an issue that surfaced during the year 2001. These discussions did not result in a mutual agreement among the parties and the issue resulted in litigation at the local court system, which prevented the implementation of the solution proposed by the Telecommunications Board. In November, 2001 Turkcell also initiated arbitral proceedings before the ICC relating to this issue. Turkcell feels that such an agreement can only be achieved if it provides commercially feasible solutions for all parties.

- Notwithstanding the increase in Turkcell's subscriber base, Turkcell's subscriber acquisition costs decreased in 2001 from 2000. This demonstrates Turkcell's cost cutting policy was successful while remaining commercially effective in terms of new additions as well as retaining existing subscribers. As part of the strategy, Turkcell continued to expand cost-effective distribution channels such as gas stations, kiosks and other retail shops. Airtime loading capabilities were also further expanded as the proportion of prepaid subscribers in the overall subscriber base has increased. Turkcell's policy during 2001 has been to raise tariffs to offset the negative impact of depreciation of the Turkish Lira, gradually and sensitively in order to retain subscribers and not discourage usage. On a cumulative basis, tariffs were increased by 101% in 2001 whereas the depreciation of the Turkish Lira was 114%. The introduction of the "Super On Net" tariff package in March 2001 has been instrumental in increasing mobile to mobile airtime traffic on Turkcell's network. This has been a major factor in stabilizing MoU after the crisis until the fourth quarter of 2001, when as in the past years, it declined due to negative effects of seasonality, mainly the effect of Ramadan.

- The economic crisis resulted in a decline in disposable income and purchasing power. Depressed consumer spending has also negatively affected subscribers' usage levels in 2001. Given the lower usage levels, Turkcell kept its capital expenditures low in 2001 in line with its cost control measures thanks to its already established adequacy of network coverage, capacity, and quality of services.

- Turkcell continued to introduce innovative services in 2001 and launched GPRS services in 2001. Currently, Turkcell offers a variety of information and entertainment services provided on different platforms including mobile portal, GPRS, WAP, SMS and Location Based Information services. More than 15 new GPRS applications including Surfcell and Jetbitts were launched during Cebit Fair of 2001 in Turkey. Jetbitts is Turkcell's introductory step into the Multi Access Portals arena whereas Surfcell, which introduces mobile internet access to Turkcell subscribers, is a stepping-stone towards the 3G applications to be introduced in the future.

Message from CEO – Muzaffer Akpınar

I am very pleased to have been appointed as CEO of Turkey's leading mobile telecommunications provider. It is an honor to join a company with the pace and innovation of Turkcell and to work with the dynamic management team that has guided Turkcell through the difficult economic environment in 2001. Now Turkcell foresees that the Company and the sector are entering into a new phase mainly due to changes in market conditions. In order to adopt to changing conditions, Turkcell believes that it should proactively review its way of conducting its business. Since my appointment on January 1, 2002, I have been getting familiar with Turkcell's operations and together with the rest of the management team we have revisited Turkcell's strategic views, priorities and organizational approach for 2002 and going forward. Turkcell believes that it should continue with its already established strategic efforts to be customer focused and stay committed to its leading position in the market.

The following are our priorities, which we have revised during our recent review:

- To understand customer values and behaviors
- To "Win the Crowd" by gaining trust
- To lead the market
- To create synergies via partnerships and alliances
- To increase the efficiency, speed and cost consciousness of our operations
- And as a result, to increase shareholder value

I believe that the organizational approach we have chosen should reflect on our customer focused approach, and therefore enable commercial activities to be conducted more effectively. Our organization has become more market oriented through the restructuring based on customer segments which we service. Other structural principles we have highlighted through the reorganization were; proactive approach, result orientation, minimum hierarchy, full accountability and simplicity which we require when dealing with day to day operations.

We plan to proactively reshape the market in which we operate. Our flexible management structure coupled with clear responsibility and accountability and qualified personnel provide us with the capability to meet our up coming targets.

I believe that we are well positioned to harness Turkey's economic growth opportunities and continue providing superior quality mobile products and services to our customers.

Outlook for 2002 and onwards

To date Turkcell has focused on strengthening its brand awareness and it is determined to continue enhancing its brand image and its competitive position in the Turkish market. Turkcell intends to achieve its goals through customer focused service, improved retention strategies, effective promotions, the introduction of exciting new mobile applications and solid bottom line management.

Turkcell intends to be a leading, well perceived, and trusted company for the services it provides to its customers, business partners and shareholders. Turkcell's view is to focus on high value generation both for its customers and business partners through its customer oriented approach, on the platforms it manages.

Turkcell believes that winning the crowd by developing close relations with its customers, business partners, suppliers, and the community will be one of the main factors for commercial success. These efforts, coupled with Turkcell's understanding of customer values and behaviors and its delivery of services in a user-friendly way will facilitate Turkcell's efforts to remain as market leader. Synergies it will create via partnerships and alliances and ensuring that to day-to-day management is efficient, timely and cost conscious will assist Turkcell maintain its continued success in the changing business environment.

Looking to 2002, Turkcell remains cautious. The slow recovery from the economic crisis in Turkey will continue to have a negative impact on consumer spending. Turkcell is unable to predict the extent, severity or duration of the current economic difficulties. So far, the Turkish government has projected an inflation rate of 35% for 2002. Turkcell is taking a more cautious approach and it expects slightly higher inflation rate for 2002. However, Turkcell expects devaluation to be lower than its inflation.The financial condition of Turkcell, and its future operations and cash flows, could be adversely affected by continued economic difficulties. Turkcell is closely monitoring the market conditions and economic developments.

Turkcell believes that it is now the end of the high subscriber growth era in comparison to previous years and that it should focus mainly on profitability while market share of high-value customers become priority. Turkcell also believes that providing differentiated services and high-quality customer care will be critical to retain its competitive edge.

In a market of four operators, Turkcell intends to remain focused on a segmented approach for servicing its large customer base and target marketing efforts to maximize customer satisfaction, in an efficient way. Turkcell will seek to add new subscribers in 2002 at reasonable cost levels while monitoring the actions of its competitors in the market. Turkcell intends to introduce various tariff schemes including mainly volume based incentives in line with its segmented approach. Turkcell believes that this approach should help increase on net usage levels in its large subscriber base. Turkcell anticipates that it will continue to increase prices in 2002 in line with its inflation expectations, while closely monitoring the market conditions. Turkcell has already increased its tariffs on February 13, 2002 by approximately 15%.

Approximately 11% of Turkcell's revenues are currently derived from SMS and value added services. Thus far, these services have proven to be an excellent source of revenue. Turkcell's long-term goal is to position itself to benefit from this trend toward data services, although it does not expect a significant change in the short-term.

Due to lower usage levels of subscribers than projected previously, and the superior quality and coverage of its network, Turkcell plans to spend up to $150 million on capital expenditure in 2002. Turkcell believes this level of spending should ensure the proper maintenance and upgrades of its network.

Debt repayment in 2002 totals approximately $540 million, in principal and interest, and total trade payables of approximately $252 million to our vendor. Turkcell plans to fund these payments mostly through its cash flow from operations.

We have been negotiating with some of our domestic lenders for part or full extension of our 2002 payments and we have already received intention letters from two banks agreeing to the extension of approximately $120 million principal payments in total for one year. In addition, we have received a commitment letter from a domestic bank for a loan of $200 million over one year. We believe that these arrangements and our cash from operations will be sufficient to fund our operations and repay our debt obligations in 2002. Other alternatives for further funding such as extension of current trade payables and/or new loans from domestic or international markets may still be considered.

Restructuring of Fintur

Currently, Turkcell owns 25% in Fintur Holding B.V. ("Fintur"). As announced on February 28, 2002, the shareholders of Fintur signed a letter of intent for the restructuring of Fintur's two business divisions, the international GSM businesses and the technology businesses. As per the subject transaction, Turkcell intends to buy 16.45% of Fintur's international GSM business from the Cukurova Group, increasing its stake in the business to 41.45%. As part of the subject transaction, Turkcell intends to sell its entire interest in Fintur's technology businesses to the Cukurova Group. The net compensation to be paid by Turkcell to the Cukurova Group resulting from these transactions is expected to be no more than $75 million. Turkcell currently has receivables from Fintur, and the receipt of such receivables after the finalization of the transaction will offset a major portion of the net compensation paid by Turkcell to the Cukurova Group. Therefore, we do not foresee any material impact on our 2002 cash flow. The finalization of the deal, which is subject to several factors, including due diligence, relevant fair-value assessments to be done by a third party, as well as regulatory and other necessary approvals and board approvals. The finalization of this deal would enable Turkcell to focus on its core mobile business since these GSM operations are located in countries with low mobile penetration rates, which we believe will provide opportunities for future growth.

The GSM operations under Fintur consists of the following directly or indirectly owned assets: a 51.3% interest in Azercell Telecom B.M. of Azerbaijan; an 83.2% interest in Geocell LLC of Georgia; a 51% interest in GSM Kazakhstan LLP of Kazakhstan; and a 77% interest in Moldcell S.A. of Moldavia. Jointly these operators had approximately 1.1 million customers at the end of 2001. The total population of these countries is approximately 31 million, and currently the companies' networks cover a total population of approximately 22 million. The companies of Azerbaijan, Kazakhstan and Moldavia are market leaders in their respective markets, and Geocell of Georgia is the second largest operator in Georgia.

Financial Section

Due to developments in Turkcell's *business and the events in the* Turkish *economy,* the following discussion focuses principally on the developments and trends in Turkcell's business in the fourth quarter of 2001 compared to the third quarter of 2001. However, the following discussion provides a brief comparison between the results of 2001 with 2000. For your information, selected financial information for the fourth quarter of 2000 is included at the end of this press release.

1.SUBSCRIBERS

Turkcell *acquired approximately* 475,000 *net new subscribers in the fourth quarter of* 2001. New gross subscribers acquired in the fourth quarter of 2001 consisted of 89% prepaid and 11% post paid subscribers.

Turkcell's subscriber base increased 3% to 12.2 million at December 31, 2001 from 11.8 million at September 30, 2001.

The subscriber base increased by 21% to 12.2 million at December 31, 2001 from 10.1 million at December 31, 2000 through the addition of approximately 2.1 million net new subscribers during 2001.

The overall subscriber base at December 31, 2001 consisted of 7.6 million prepaid and 4.6 million postpaid subscribers. The number of postpaid subscribers decreased to 4.6 million as of December 31, 2001 from 4.9 million as of September 30, 2001 mainly due to the disconnection of non-paying subscribers and migration from postpaid to prepaid.

2.REVENUES

Total revenues for the fourth quarter of 2001 decreased 16% to $383.5 million from $457.6 million for the third quarter of 2001. The decrease in revenues in the fourth quarter of 2001 resulted primarily from the lagged impact of tariff increases, decrease in MOU in the fourth quarter and the negative effects of seasonality, mainly the effect of Ramadan, on usage patterns. Turkcell has seen the full impact of the June tariff increase in the third quarter, and partial impact of the August tariff increase in the third quarter. The impact of the November 2001 *tariff increase was seen only partially in the fourth quarter of* 2001.

Turkcell's revenues are mostly derived from communication fees. Revenues from communication fees for the fourth quarter of 2001 decreased by 16% to $366.3 million from $437.0 million for the third quarter of 2001 mainly due to the lagged impact of the tariff increases, the negative effect of seasonality, and the decrease in MOU. Turkcell's operating performance in 2001 was negatively impacted by the economic crisis. Revenue decreased by 18% to $1.8 billion for 2001, from $2.2 billion for 2000, mainly due to depressed economic conditions in Turkey, the lagged impact of tariff increases, the increased proportion of prepaid subscribers in Turkcell's subscriber base, which have low usage habits, and the 114% depreciation of the Turkish Lira against the US dollar in 2001 compared to the 24% depreciation for 2000.

3.ARPU

Turkcell's blended average monthly revenue per customer per month (ARPU) decreased 16% to $11.0 in the fourth quarter of 2001 from $13.1 in the third quarter of 2001 due to the lagged effect of tariff increases, negative effects of seasonality and the increased proportion of prepaid subscribers. Turkcell's average revenue per postpaid customer per month decreased 17% to $17.7 in the fourth quarter of 2001 from $21.2 in the third quarter of 2001. Turkcell's average revenue per prepaid customer per month decreased 18% to $5.8 in the fourth quarter of 2001 from $7.1 in the third quarter of 2001.

Turkcell's blended average monthly revenue per customer per month decreased 43% to $13.2 in 2001 from $23.3 in 2000. Turkcell's average revenue per postpaid customer per month decreased 28% to $20.4 in 2001 from $28.3 in 2000 whereas its average revenue per prepaid customer per month decreased 44% to $7.1 in 2001 from $12.7 in 2000. Average revenue per customer was negatively impacted by the depressed economic conditions in 2001.

4.MoU

Turkcell's average monthly minutes of use (MoU) per customer decreased 18% to 55.7 minutes in the fourth quarter of 2001 from 68.2 minutes in the third quarter of 2001. MoU decreased due to negative effects of seasonality and the increasing proportion of prepaid customers with lower usage patterns in Turkcell's subscriber base.

Turkcell's average monthly minutes of use per customer decreased 38% to 63.9 minutes in 2001 from 103.4 minutes in 2000. The significant economic difficulties at the end of 2000 contributed to the decrease in MoU in 2001. MoU was also negatively impacted by the increasing proportion of prepaid customers with lower usage patterns in Turkcell's subscriber base.

5.EBITDA

Adjusted EBITDA decreased 33% to $102.8 million in the fourth quarter of 2001 from $153.4 million in the third quarter of 2001 mainly due to decrease in revenues, the lagged impact of tariff increases, and seasonality. Translation loss for the fourth quarter of 2001 decreased 12% to $20.6 million from $23.5 million for the third quarter of 2001.

Together with the 16% decrease in revenue in the fourth quarter of 2001 compared to the third quarter, pre-FX EBITDA decreased 31% to $123.4 million in the fourth quarter of 2001 from $176.9 million in the third quarter of 2001 due to the decrease in revenues as a result of seasonality and increase in selling and marketing expenses as a result of new subscriber acquisitions and launch of new advertising campaigns.

During 2001, Turkcell focused on cost control and efficiency measures, and managed to decrease its direct cost of revenues by 2% to $1,173.7 million for 2001 from $1,197.1 million for 2000. For the same reason, Turkcell's general and administrative costs decreased to $130.7 million for 2001 from $187.9 million for 2000 and its selling and marketing costs by 36% to $265.2 million for 2001 from $414.3 million for 2000. Despite these measures, adjusted EBITDA decreased by 35% to $459.6 million for 2001 from $703.2 million for 2000 mainly due to the decrease in revenues and increase in translation loss.

6.TRANSLATION GAIN (LOSS)

The overall increase in translation loss experienced in 2001 resulted from the high devaluation of the Turkish Lira as a result of the economic crisis in Turkey during 2001. Translation loss decreased 12% in the fourth quarter of 2001 to $20.6 million from $23.5 million in the third quarter mainly due to the 5% of appreciation of the Turkish Lira against US dollar in the fourth quarter of 2001 compared to 18% quarterly devaluation in the third quarter.

Translation loss increased 589% to $151.5 million for 2001 from $22.0 million in 2000. The sharp increase in translation loss experienced in 2001 stemmed from the significant depreciation of the Turkish Lira against the US dollar as a result of the economic crisis in Turkey during the year 2001.

As of December 31, 2001 the depreciation of the Turkish Lira against the US dollar was 114% since December 31, 2000, and as of March 7, 2002, the appreciation of the Turkish Lira against the US dollar has been 5% since December 31, 2001. Since substantially all of Turkcell's receivables are in Turkish Liras and its payables and a substantial majority of its debt obligations and capital expenditures are expected to continue to be denominated in foreign currencies, the devaluation of the Turkish Lira against the US dollar has caused the sharp increase in translation loss in 2001 compared to 2000.

7.CHURN RATE

For 2001, Turkcell disconnected approximately 786,000 subscribers for non-payment of bills. The churn rate was 13% for the same period. For the fourth quarter of 2001, Turkcell disconnected approximately 182,000 subscribers for non-payment of bills. Turkcell's quarterly churn rate increased from 2.9% in the third quarter of 2001 to 3.6% in the fourth quarter of 2001. Turkcell believes that it has an adequate bad debt provision in its financial statements for such non-payments and disconnections.

8.PROFIT & LOSS AND BALANCE SHEET STATEMENTS

Net loss.

Net loss increased 69% in the fourth quarter of 2001 to $45.0 million compared to $26.6 million in the third quarter of 2001 mainly due to the decrease in revenues caused by the lagged impact of tariff increases, negative effects of seasonality, mainly the effect of Ramadan and the increase in selling and marketing expenses caused by the launch of new advertising campaigns.

Net loss was $186.8 million in 2001 compared to the net income of $227.9 million in 2000, mainly due to 114% of depreciation of the Turkish Lira against the US Dollar for 2001 compared to 24% for 2000 which resulted in a translation loss of $151.5 million for 2001 compared to the translation loss of $22.0 million in 2000. The increase in net loss was mainly due to the decrease in revenues, the increase in translation loss and the increase in equity in net loss of unconsolidated investees.

Direct cost of revenues.

Direct cost of revenues decreased 13% to $270.2 million for the fourth quarter of 2001 from $309.0 million for the third quarter of 2001, mainly due to the positive effects of the cost saving measures implemented and the decrease in revenue-related operational costs resulting from the 16% revenue decrease.

As a percentage of revenue, direct cost of revenues increased to 70% for the fourth quarter of 2001 from 68% for the third quarter of 2001, mainly due to the decrease in revenues and the increase in depreciation and amortization.

Direct cost of revenues slightly decreased by 2% to $1,173.7 million for 2001 from $1,197.1 million in 2000, mainly due to the decrease in revenue based costs such as the ongoing license fees paid to Treasury, which decreased 20% to $279.0 million for 2001 from $346.3 million in 2000, cancellation of the TRT fund and reversal of the 15% fund payment in 2001, which Turkcell included in direct cost of revenues both in year 2000 and in the first half of 2001, which amounted to $81.3 million. As a result of the progress in the legal proceeding with Turk Telekom for 15% fund previously paid to Turk Telekom, approximately $23 million was recorded as income in the direct cost of services in the fourth quarter of 2001 in the accompanying financial statements. Ongoing license fees decreased due to devaluation effect and decrease in revenue. The decreases in ongoing license fees, TRT fund and 15% fund in 2001 were partially offset by the increase in interconnection fees compared to 2000 mainly due to renegotiation of interconnection terms with Telsim in line with the agreements signed with IsTim and Aycell and the increase in transmission costs.

Depreciation and amortization.

Depreciation and amortization expenses increased 1% to $101.0 million for the fourth quarter of 2001 from $99.9 million for the third quarter of 2001 as a result of network expansion.

Depreciation and amortization expenses increased by 31% to $393.8 million for 2001 from $299.6 million in 2000 as a result of an increase in fixed assets due to additional capitalization of network investments amounting to $265 million in 2001. The amortization expense for Turkcell's GSM license was $20.0 million for both 2001 and 2000, respectively.

Selling and marketing expenses.

Selling and marketing expenses increased 50% to $66.7 million for the fourth quarter of 2001 from $44.5 million for the third quarter of 2001 mainly due to the launch of new advertising campaigns in the fourth quarter. As a percentage of revenues, selling and marketing expenses were 17% for the fourth quarter and 10% for the third quarter of 2001.

Selling and marketing expenses decreased 36% to $265.2 million for 2001 from $414.3 million in 2000. The decrease primarily reflects higher activation fees in 2000 resulting from the newspaper coupon campaigns to attract new subscribers and the decrease in advertising, public relations and sales promotion expenses.

Subscriber acquisition cost decreased 2% to $31.2 in fourth quarter of 2001 from $31.9 in the third quarter of 2001 and decreased 23% to $40.1 in 2001 from $52.2 in 2000 mainly due to the higher activation fees paid in 2000 resulting from the newspaper coupon campaigns and the positive effects of the cost saving measures implemented in 2001.

General and administrative expenses.

General and administrative expenses decreased 11% to $24.1 million for the fourth quarter of 2001 from $27.1 million for the third quarter of 2001 due to the appreciation of the Turkish Lira against the US Dollar on Turkish Lira based costs, the decrease in bad debt expenses due to the disconnection process applied to non-payers and cost saving efforts undertaken by Turkcell mainly in departmental expenses. General and administrative expenses represented 6% of revenues both for the third and fourth quarters of 2001. Bad debt expense, before deducting collections, as a percentage of revenues was 4.3% in the fourth quarter of 2001 compared to 3.7% for the third quarter of 2001.

General and administrative expenses decreased 30% to $130.7 million for 2001 from $187.9 million in 2000 mainly due to cost saving efforts undertaken in departmental expenses and the 114% depreciation of TL against USD as of December 31, 2001 compared to 24% depreciation in 2000.

Equity in net loss of unconsolidated investees.

Equity in net loss of unconsolidated investees was $51.3 million for 2001, compared to equity in net loss of unconsolidated investees of $31.6 million in 2000. Equity in net loss of unconsolidated investees in 2001 mainly included equity in net losses of Fintur that amounted to $51.2 million compared to $30.3 million in 2000. Losses from Fintur were mainly due to losses from Fintur Technologies group of companies. With the planned restructuring of Fintur, the shareholding of companies in Fintur Technologies Group will be transferred to Cukurova Group.

Net interest income (expense).

Net interest expense was $47.2 million for the fourth quarter of 2001 compared to $56.0 million for the third quarter of 2001, mainly due to the increase in interest income and decrease in interest expenses.

Net interest expense increased 33% to $207.8 million for 2001 from $156.5 million for 2000, due primarily to the increase in average outstanding loans with the total addition of $500 million domestic loans in November and December 2000. The interest rates for the domestic loans were increased by 4-5% in second quarter of 2001 because of the economic downturn. Interest rates of the domestic loans were also initially set higher compared with our international loans.

Total assets.

Turkcell's total assets decreased by 9% to $3,536.0 million at December 31, 2001 from $3,884.9 million at December 31, 2000 mainly due to the impact of devaluation on monetary items and depreciation and amortization expenses.

Capex.

Total capital expenditures in 1999, 2000 and 2001 were $973.5 million, $976.8 million and $197.0 million respectively. Total capital expenditures in the third and fourth quarters of 2001 were $24.1 and $11.5 million, respectively.

Capital expenditures for 2001 met the budget targets of approximately $200 million, as indicated before.

Payables to Ericsson.

As of December 31, 2001, Turkcell had total payables to Ericsson amounting to $252.0 million. According to the agreement that Turkcell signed with Ericsson on December 14, 2001, the portion amounting to $225 million is scheduled in 2002 with installments in April, May and June 2002 amounting to $75 million each.

Debt.

As of December 31, 2001, Turkcell had, on a consolidated basis, total indebtedness of $1,637.8 million.

Covenants.

At March 31, 2001, in accordance with US GAAP, Turkcell classified the outstanding principal amount of its long term debt that would have been due because of the financial covenant breach under its 1998 and 1999 bank facilities as short term debt payable in the current period. Turkcell has subsequently repaid the 1998 bank facility and received confirmation that a majority of the bank syndicate have waived the covenant breach for the 1998 and 1999 bank facilities and have adjusted the covenant going forward beginning in the third quarter 2001 in line with Turkcell's business plan. As a result, Turkcell has reclassified in the attached balance sheet the outstanding principal amount previously classified as short term debt at December 31, 2000, March 31, 2001 and June 30, 2001 because of the covenant breach as long term debt at September 30, 2001 and December 31, 2001.

Forward Looking Statements

SUMMARY OPERATING DATA	Q4 2000	YE 2000	Q3 2001	Q4 2001	YE 2001
Number of postpaid customers at end of period (in millions)	5.6	5.6	4.9	4.6	4.6
Number of prepaid customers at end of period (in millions)	4.5	4.5	6.9	7.6	7.6
Total customers at end of period (in millions)	10.1	10.1	11.8	12.2	12.2
Average monthly revenue per customer – postpaid	$26.0	$28.3	$21.2	$17.7	$20.4
Average monthly revenue per customer – prepaid	$11.6	$12.7	$7.1	$5.8	$7.1
Average monthly revenue per customer – blended	$20.5	$23.3	$13.1	$11.0	$13.2
Churn rate	2.0%	6.9%	2.9%	3.6%	13.1%
MoU	81.9	103.4	68.2	55.7	63.9

For further information please contact:

Turkcell

Investors:
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90 212 313 1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:
Oksan Atilla Sanon, Corporate Communications
Tel: + 90 212 313 2301
Email: oksan.atilla@turkcell.com.tr

Okan Karagoz, Corporate Communications
Tel: + 90 212 313 2314
Email: okan.karagoz@turkcell.com.tr

Citigate Dewe Rogerson

Europe

Kate Delahunty/Oskar Yasar
Tel: +44 20 7282 2934
Email: kate.delahunty@citigatedr.co.uk
Oskar.yasar@citigatedr.co.uk

United States
Victoria Hofstad/Patrick Hughes
Tel: +1 212 688 6840
Email: victoria.hofstadqcitigatedr-ny.com
patrick.hughes@citigatedr-ny.com

Internet: www.turkcell.com.tr

TURKCELL ILETISIM HIZMETLERI A.S.

	Year Ended December 31,		Quarter Ended December 31,		Quarter Ended September 30,
	2000	2001	2000	2001	2001
	$	$	$	$	$
Consolidated Statement of Operations Data					
Revenues					
Communication fees	1.973,8	1.675,6	524,8	366,3	437,0
Monthly fixed fees	214,5	83,9	49,9	10,9	13,1
Subscription fees	0,1	0,0	0,0	0,0	0,0
SIM card sales	28,1	19,3	8,9	4,7	5,1
Call center revenues	6,4	7,7	3,6	1,9	1,9
Other	2,0	0,4	0,3	(0,4)	0,5
Total revenues	2.224,9	1.786,9	587,5	383,4	457,6
Direct cost of revenues	(1.197,1)	(1.173,7)	(335,0)	(270,2)	(309,0)
Gross profit	1.027,8	613,2	252,5	113,2	148,6
General & administrative expenses	(187,9)	(130,7)	(59,8)	(24,1)	(27,1)
Selling & marketing expenses	(414,3)	(265,2)	(143,8)	(66,7)	(44,5)
Income (loss) from operations	425,6	217,3	48,9	22,4	77,0
Income from related parties , net	2,5	2,5	0,5	0,3	1,1
Net interest expense	(156,5)	(207,8)	(38,2)	(47,2)	(56,0)
Other Income (expense) , net	9,7	(5,2)	3,5	9,9	(13,8)
Gain on sale of participations	44,2	0,0	0,0	0,0	0,0
Equity in net income (loss) of unconsolidated investees	(31,6)	(51,3)	(18,4)	(9,7)	(11,5)
Minority interest	(0,3)	0,4	0,0	(0,1)	0,1
Translation loss	(22,0)	(151,5)	13,5	(20,6)	(23,5)
Income (loss) before taxes	271,6	(195,6)	9,8	(45,0)	(26,6)
Income tax benefit (expense)	(43,7)	8,8	(13,4)	0,0	0,0
Net income (loss)	227,9	(186,8)	(3,6)	(45,0)	(26,6)
Net income (loss) per share	0,00051	(0,00040)	(0,00001)	(0,00009)	(0,00006)
Other Financial Data					
Gross margin	46,2%	34,3%	43,0%	29,5%	32,5%
Adjusted EBITDA(*)	703,2	459,6	151,7	102,8	153,4
Adjusted EBITDA margin	31,6%	25,7%	25,8%	26,8%	33,5%
Capital expenditures	976,8	197,0	15,5	11,5	24,1
Consolidated Balance Sheet Data (at period end)					
Cash and cash equivalents	363,4	243,1	363,4	243,1	133,3
Total assets	3.884,9	3.536,0	3.884,9	3.536,0	3.481,2
Long term debt	1.635,1	1.246,0	1.635,1	1.246,0	1.364,1
Total debt	2.083,8	1.637,8	2.083,8	1.637,8	1.645,8
Total liabilities	2.590,1	2.250,8	2.590,1	2.250,8	2.150,7
Total shareholders' equity / Net Assets	1,294,8	1.285,2	1,294,8	1.285,2	1.330,5
Capital stock	458,2	636,1	458,2	636,1	636,1
Consolidated Cash Flow Information					
Net cash (used in) provided by operating activities	347,6	288,7	129,9	123,9	125,7
Net cash used in by investing activities	(981,5)	(159,9)	(476,5)	(5,1)	(20,0)
Net cash (used in) provided by financing activities	748,5	(249,0)	430,3	(9,0)	(30,3)

(*) Adjusted EBITDA equals net income (loss) before interest, minority interest, income from related parties, other income, equity in net income (loss) of unconsolidated investees, income tax benefit (expense), depreciation and amortization. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for net earnings (loss) as a measure of